

Jeremy B. · 2nd

CEO at RAD AI

Los Angeles Metropolitan Area · Contact info

500+ connections

Rad AI

Experience

CEO

Rad AI · Full-time

Mar 2018 – Present · 3 yrs 11 mos

Los Angeles Metropolitan Area

We are on a mission to rid the world of spam marketing, jargon and bad communication. Our AI was developed to help brands connect authentically with mordern audiences. Today, we are the world's first AI marketing platform with an EQ. Join our movement and let's get rid of the BS.



+2

Host

Rad Intelligence Podcast

Mar 2020 – Present · 1 yr 11 mos

Los Angeles County, California, United States

The Rad Intelligence for Influencers podcast is a weekly series for insiders that drive real influence and innovation.



Board Member

Swoon Media · Seasonal

Apr 2020 – Apr 2021 · 1 yr 1 mo

Strategic digital transformation to fuel brand growth. A beautiful mix of tech and marketing rolled up into a kick-ass team

Advisor

Speakr

Sep 2015 – Jun 2018 · 2 yrs 10 mos

Greater Los Angeles Area

Speakr is the leading enterprise marketplace for brands and influencers. We power 60 of the world's largest brands and enable influencer media buying at scale.



Time Inc. X Speakr

Co-Founder

Trendy Butler

Dec 2013 – Oct 2017 · 3 yrs 11 mos

Co-Founder of the mens fashion subscription service, Trendy Butler (www.trendybutler.com).



Show 1 more experience

Volunteer experience

OSF Awareness

Orphaned Starfish Foundation

Mar 2015 – Present • 6 yrs 11 mos

Children

OSF helps over 10,000 orphans in 28 countries by providing love, computers, clothes, financial support, entertainment (magic shows & singing), supplies, funding, education, and what ever else that will improve the lives of these special children.